UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

724 Solutions Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

81788Q  10  0

(CUSIP Number)

Kevin Kunz, Chief Financial Officer

Austin Ventures VI, L.P.

300 West Sixth Street, Suite 2300

Austin, Texas 78701

(512) 485-1900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

John J. Gilluly III, PC

DLA Piper Rudnick Gray Cary US LLP

1221 South MoPac Expressway, Suite 400

Austin, TX 78746-6875

(512) 457-7090

April 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) relates to the Common Shares, no par value (“Common Shares”), of 724 Solutions Inc., a Canadian corporation with a principal executive office at 1221 State Street, Suite 200, Santa Barbara, CA 93101 (the “Issuer”).  This Amendment No. 5 amends the initial statement on Schedule 13D filed by the Reporting Persons on May 24, 2004, as amended by that Amendment No. 1 to Schedule 13D filed July 12, 2004, that Amendment No. 2 to Schedule 13D filed February 28, 2006, that Amendment No. 3 to Schedule 13D filed March 7, 2006 and that Amendment No. 4 to Schedule 13D filed March 10, 2006 (as so amended, the “Schedule 13D”).  The Reporting Persons are filing this Amendment No. 5 to report the events and agreements contained in the amendment to Item 4 set forth below.

Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction
Item 4 is hereby amended and supplemented as follows:

On April 6, 2006, the Issuer, 724 Holdings, Inc., a Delaware corporation and affiliate of the Reporting Persons (“Holdings”), and, for the purposes of Article 7 thereof only, Austin Ventures VIII, L.P., a Delaware limited partnership, entered into an Arrangement Agreement, dated as of such date (the “Arrangement Agreement”), pursuant to which Holdings shall acquire all the outstanding Common Shares of the Issuer not owned by Austin Ventures or its related persons for cash consideration of US$3.34 per Common Share (the “Arrangement”). The transaction is to be carried out by way of a court-approved plan of arrangement. Under the Arrangement, holders of options having an exercise price less than US$3.34 would receive a cash payment in an amount per share equal to the difference between US$3.34 and the exercise price, and all outstanding options will be cancelled. A copy of the Arrangement Agreement is attached hereto as Exhibit 9.5. A copy of the joint Press Release issued by the Issuer and Austin Ventures announcing the Arrangement Agreement is attached hereto as Exhibit 10.

In advance of the Arrangement Agreement, the Borrowers and the Lenders also entered into a Deferral Agreement, dated as of April 3, 2006 (the “Deferral Agreement”), pursuant to which the Lenders have agreed to defer payment of the quarterly interest amounts due under the Notes, including the payments due March 31, 2006, which amounts the Borrowers may pay, at their option, in cash or Common Shares, until the earlier to occur of (i) the termination of the Letter of Intent, dated March 9, 2006, as amended, setting forth certain terms and conditions for the Arrangement, (ii) the termination of the Arrangement Agreement or (iii) the effectiveness of the Arrangement. A copy of the Deferral Agreement is attached hereto as Exhibit 9.6.

Item 6.	Contracts, Arrangements, Understandings or Relationships in Item 4 with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented so that the descriptions of the Arrangement Agreement and Deferral Agreement are incorporated into Item 6 by this reference.
Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended and supplemented as follows:

EXHIBIT NO.	DESCRIPTION

9.5	Arrangement Argeement by and among 724 Holdings, Inc., 724 Solutions, Inc. and, for Purposes of Article 7 thereof only, Austin Ventures VIII, L.P.

9.6	Deferral Agreement by and among 724 Solutions, Inc., 724 Solutions Software, Inc., Austin Ventures VIII, LP, Austin Ventures VI, LP and Austin Ventures VI Affiliates Fund, LP dated as of April 3, 2006

10	Press Release

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2006

AUSTIN VENTURES VI, L.P.		/s/ KEVIN KUNZ
By AV Partners VI, L.P. Its General Partner	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

AUSTIN VENTURES VI AFFILIATES FUND, L.P.		/s/ KEVIN KUNZ
By AV Partners VI, L.P. Its General Partner	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

AUSTIN VENTURES VIII, L.P.		/s/ KEVIN KUNZ
By: AV Partners VIII, L.P. Its General Partner	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

AV PARTNERS VI, L.P.		/s/ KEVIN KUNZ
	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

AV PARTNERS VIII, L.P.		/s/ KEVIN KUNZ
	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

JOSEPH C. ARAGONA		/s/ KEVIN KUNZ
	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

KENNETH P. DeANGELIS		/s/ KEVIN KUNZ
	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

JEFFERY C. GARVEY		/s/ KEVIN KUNZ
	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

EDWARD E. OLKKOLA		/s/ KEVIN KUNZ
	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

CHRISTOPHER A. PACITTI		/s/ KEVIN KUNZ
	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

JOHN D. THORNTON		/s/ KEVIN KUNZ
	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

BLAINE F. WESNER		/s/ KEVIN KUNZ
	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact